Exhibit 99.1

Management’s Discussion and Analysis

For the Three Months and Nine Months Ended September 30, 2015

TSX: MPV | NASDAQ:MDM

MOUNTAIN PROVINCE DIAMONDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2015

This management’s discussion and analysis (“MD&A”) of the financial condition and result of operations for Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) is intended to supplement and complement the Company’s unaudited condensed consolidated interim financial statements and the related notes for the three and nine months ended September 30, 2015. The unaudited condensed consolidated interim financial statements have been prepared in Canadian dollars, which is the Company’s presentation and functional currency, in accordance with International Accounting Standard 34, Interim Financial Reporting. This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and annual MD&A – NI 51-102F1 for the year ended December 31, 2014 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and on the Company’s website at www.mountainprovince.com. The following MD&A has been approved by the Audit Committee on behalf of the Board of Directors on November 13, 2015.

For further details on the Gahcho Kué Project (“Gahcho Kué Diamond Mine” as defined herein), please refer to the feasibility study dated effective March 31, 2014 and entitled “Gahcho Kué Project 2014 Feasibility Study NI 43-101 Technical Report” available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Technical information included in this MD&A regarding the Company’s mineral property has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

COMPANY OVERVIEW

Mountain Province is a Canadian-based resource company listed on the Toronto Stock Exchange under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’. The Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, P.O. Box 216, Toronto, ON, Canada, M5J 2S1. The Company through its wholly owned subsidiaries 2435572 Ontario Inc. and 2435386 Ontario Inc. holds a 49% interest in the Gahcho Kué Diamond Mine, located in the Northwest Territories of Canada. De Beers Canada Inc. (“De Beers”) holds the remaining 51% interest. The Joint Arrangement between the Company and De Beers is governed by the 2009 amended and restated Joint Arrangement Agreement. The Company’s primary asset is its 49% interest in the Gahcho Kué Diamond Mine, which is currently being constructed and targeted to be completed in early 2016 and ramp up to first production in September 2016 and commercial production by January 2017.

The Company’s strategy is to mine and sell its 49% share of the rough diamonds through a well-established and reputable diamond broker at the highest price on the day. Mountain Province’s long term view of the rough diamond market remains positive, based on its outlook for a tightening rough diamond supply and growing demand, particularly in developing markets such as China and India, resulting in real, long term price growth. In this context the Company believes it is well positioned having completed a $95 million Rights Offering on March 31, 2015 and closed a US$370 million Term Loan Facility (“Loan Facility”) on April 7, 2015, as discussed below in ‘Financing Transactions’ to fund its 49% share of the remaining capital and operating costs to commercial production of the Gahcho Kué Diamond Mine. At November 13, 2015, the Company has no sources of revenue.

HIGHLIGHTS YEAR TO DATE

•	At September 30, 2015 the construction of the Gahcho Kué Diamond Mine remains on track to be completed as planned with production commencing in H2 2016.
•	At September 30, 2015 overall project progress stood at 74% against planned progress of 78%. Engineering is substantially complete and construction is 48% complete against a revised baseline of 57%. The revised baseline now includes the draft bid hours for the general contractor and the additional earthworks hours. It is expected that construction will be on schedule by March 2016.
•	On site manpower during the month of September 2015 averaged approximately 534 workers and peaked at 559 workers.
•	Site wide construction continues largely to plan. The earthworks program is primarily focused on dykes, primary crusher foundations, backfill and quarry operations. Concrete pouring is now complete. Steel erection nears completion in the Process plant and focus is now on the rough setting of mechanical equipment. Cladding for the Main Process and Emulsion Plants is complete. Operational readiness continues as per the baseline plan.
•	On April 9, 2015 the first drawdown of US$41 million from the US$370 million Loan Facility discussed in ‘Financing Transactions’ took place with three subsequent drawdowns. The total amount drawn from the Loan Facility at September 30, 2015 was US$127 million and at November 13, 2015 is US$145 million. The Company expects to draw an additional US$13 million during December 2015 to bring the expected total amount drawn at December 31, 2015, to US$158 million.

GAHCHO KUÉ DIAMOND MINE

Gahcho Kué Joint Venture Agreement

The Gahcho Kué Diamond Mine is located in the Northwest Territories, about 300 kilometers northeast of Yellowknife. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers. The Project hosts four primary kimberlite bodies – Hearne, Tuzo, Tesla, and 5034. The four main kimberlite bodies are within two kilometers of each other.

The Gahcho Kué Diamond Mine is an unincorporated Joint Arrangement between De Beers (51%) and Mountain Province (49%) through its wholly owned subsidiaries. The Company accounts for the Project as a joint operation in accordance with International Financial Reporting Standard 11. Mountain Province holds an undivided 49% ownership interest in the assets, liabilities and expenses of the Gahcho Kué Diamond Mine.

On July 3, 2009, the Company entered into an amended and restated Joint Arrangement Agreement with De Beers (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Diamond Mine will be Mountain Province 49% and De Beers 51%, except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions, including plans and budgets, will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
(f)	The Company will repay De Beers $59 million (representing 49% of the agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At September 30, 2015 the following amounts remain to be settled and will not be accrued until specified milestones have been achieved:
•	$10 million following the commencement of commercial production (commencement of commercial production means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the mine has achieved and maintained 70% of rated production specified in the Feasibility Study). This amount will be paid out of the US$370 million Loan Facility; and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which is targeted for January 2017. At September 30, 2015, accumulated interest is approximately $18.4 million. Accumulated interest is calculated at the prevailing LIBOR rate plus 5%. The remaining $24.4 million plus the accumulated interest will be paid out of future cash flows.

Since these payments are contingent upon certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

2435386 Ontario Inc. has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on the remaining repayments described above, if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control of the Project with De Beers.

The underlying value and recoverability of the amounts shown for the Company’s Mineral Properties is dependent upon the ability to complete the successful construction of the mine, have access to necessary financing and future profitable production. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date.

Gahcho Kué Capital Program

On April 2, 2014, the Company announced the results of the updated “2014 Feasibility Study NI 43-101 Technical Report” on the Gahcho Kué diamond project dated March 31, 2014. JDS and Hatch Ltd. compiled and prepared the feasibility study NI 43-101 technical report for Mountain Province.

The budgeted escalated capital cost from January 2013 to completion is $1.019 billion, excluding a management fee of 3% charged by the Operator. The Company’s share is $499.3 million plus a management fee of $14.9 million.

The capital budget for 2014 was approximately $211 million of which the Company was responsible for approximately $103.7 million plus a management fee of $3.1 million. The 2014 capital program focused on completing detailed engineering design, final permitting, site preparation, construction and procurement for the 2015 winter road.

The capital budget for 2015 is $442.7 million, which excludes any negative movements of the Canadian dollar against other currencies and any other out-of-scope changes. The Company is responsible for $216.9 million plus a management fee of $6.5 million.

As at September 30, 2015, the Company has funded a total of approximately $195.1 million, which includes a management fee of $5.7 million paid to the Operator. For the period October 1, 2015 to December 31, 2015, the Company will fund an additional $35.4 million, which includes a management fee of approximately $1 million.

Included in the total amount of $230.5 million is an amount of approximately $9.7 million, which includes a management fee of $283,367 paid to the Operator, which relates to negative movement of the Canadian dollar against other foreign currencies for equipment and other minor out-of-scope items. This amount was provided for in the Loan Facility discussed below.

The Company has revised its budget from $1.019 billion to $1.041 billion, to include $22.2 million of costs relating mainly to foreign exchange fluctuations on equipment purchased in U.S. dollars and other minor out-of-scope items. The Lenders have approved that the Company’s share of $10.9 million be funded from the US$370 million Loan Facility.

For 2015, the Company expects to fund $214.4 million of the $216.9 million discussed above as a result of timing differences. This shortfall will be funded in 2016.

Gahcho Kué Independent Feasibility Study

The following are the financial and project highlights from the 2014 Feasibility Study Revision and Update for both Participants share of the Project.

•	IRR excluding sunk costs	32.6%*
•	NPV @ 10%	$1.005B
•	Capital to completion (2013$ unescalated)	$858.5M**
•	Working capital	$80.1M
•	Ramp up operating costs through Jan 2017	$82.0M
•	Sustaining capital LOM (including closure cost)	$92.7M
•	Operating costs (per tonne processed, incl. sorting)	$72.51
•	Mine operational life	12 years
•	Average annual production	3 million tonnes
•	Total diamond production	53.4 million carats
•	Average annual diamond production	4.45 million carats
•	Diamond revenue	US$149.66 per carat***

*After taxes/royalties and unleveraged

**Including $75.6M contingency

***Diamond revenue for the Feasibility Study is derived from the modeled diamond price estimate provided by WWW International Diamond Consultants (“WWW”) (February 2014 price book) exclusive of any marketing fees post government valuation. Price forecasting is inclusive of a real 1.5% escalation over LOM. Average modeled diamond price in 2014 is US$118.38

The average annual production for the first three years of full production (2017 – 2019) is estimated at 5.6 million carats (100%). The ramp up cost of $82.0 million noted above does not take into consideration the revenue expected from the estimated production of approximately one million attributable carats during the production ramp-up period between September 2016 and January 2017.

Gahcho Kué Mineral Reserve

On April 2, 2014, Mountain Province announced a Mineral Reserve estimate for the Project. The Mineral Reserve is the Indicated Resource contained in the proposed open pit mine that can be mined and processed profitably and is scheduled for treatment in the feasibility study life of mine plan. The Gahcho Kué mineral reserve estimate is summarized in Table 1 below.

Table 1

Gahcho Kué Mineral Reserve Estimate

(JDS, March 2014 FS)

Pipe	Classification	Tonnes(Mt)	Grade (carats per tonne)		Carats(Mct)
5034	Probable	13.4	1.74		23.2
Hearne	Probable	5.6	2.07		11.7
Tuzo	Probable	16.4	1.25		20.6
Total	Probable	35.4	1.57	*	55.5

* Fully diluted mining grade

Gahcho Kué Independent Diamond Valuation

WWW provided an updated independent valuation of the diamonds recovered from the Project. All diamond values presented below are based on the WWW Price Book as at August 8, 2014. It is estimated that average rough diamond prices have weakened by approximately 13% since the last valuation. During the same period the Canadian dollar (the Company’s functional currency) has weakened by approximately 21.6%.

Table 2 below reflects the actual price per carat for the parcel of 8,317.29 carats of diamonds recovered from the Project.

Table 2

Actual Price US$/carat
Pipe	Zone	Total Carats	$/Carat	Total Dollars
5034	Centre/East Lobe	1,957.54	204	400,264
	West Lobe	1,132.14	108	122,607
Hearne		2,905.76	92	266,423
Tuzo		2,321.85	311	722,687
Total		8,317.29	$182	$1,511,981

Note: Total Dollars are the result of rounding.

In their report WWW stated: "The most valuable stone is in the Tuzo sample. This 25.13 carat stone is the largest stone in all of the bulk samples. The stone is an octahedron of H/I color which WWW valued at $20,000 per carat giving a total value of $502,600”.

WWW added: “The stone with the highest value per carat in the sample is a 9.90 carat stone in the 5034 C/E sample. This is a makeable stone of high color (D/E) which WWW valued at $23,000 per carat giving a total value of $227,700”.

Besides the high-value 25.13 and 9.9 carat diamonds, several other large high-value diamonds of gem quality have been recovered from Gahcho Kué, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite. The presence of larger diamonds is an important driver of overall diamond value at Gahcho Kué. Table 3 below presents models of the August 2014 average price per carat (US$/carat) for each kimberlite. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that are likely to be recovered from future production at Gahcho Kué.

Table 3

Pipe	High Model	Base Model	Low Model
5034 Centre	177	139	119
5034 West	181	138	123
5034 North/East	204	149	126
Hearne	144	112	102
Tuzo	141	105	99
Average	$163	$123	$113

Note: 1 mm nominal square mesh

Diamond values are in U.S. Dollars

For mine feasibility studies, WWW recommends using the base case models for defining the resources and reserves. The “high” and “low” models are included for sensitivity analysis.

The WWW averaged modeled price per carat for the Gahcho Kué kimberlites is US$123. The WWW models use size distribution models (carats per size class) developed by De Beers.

Gahcho Kué Permitting

On October 22, 2013 the Minister of Aboriginal Affairs and Northern Development Canada, approved the development of the Gahcho Kué Diamond Mine as recommended by the Mackenzie Valley Environmental Impact Review Board and on December 2, 2013, the Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the Gahcho Kué Diamond Mine, which allowed land-based site works to commence in preparation for deliveries planned for the 2014 winter road season.

On August 12, 2014, De Beers and the Company announced that the Mackenzie Valley Land and Water Board (“MVLWB”) had issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License to the Minister of Environment and Natural Resources (“ENR”) of the Government of the Northwest Territories (“GNWT”) for final approval.

On September 25, 2014, De Beers and the Company announced that the Gahcho Kué Diamond Mine had received approval of the Type A Water License by the ENR of the GNWT.

Gahcho Kué Diamond Mine Update

The first blast in the quarry at Gahcho Kué occurred on December 13, 2013 and production of aggregate material for infrastructure foundations, roads and the landing strip commenced.

During February and March 2015, 2,193 truckloads, which included the diamond plant, mining equipment, construction materials, explosives and fuel were delivered to the Gahcho Kué Diamond Mine on the ice road. As at November 13, 2015 the overall project development is progressing according to plan. Construction of the Gahcho Kué Diamond Mine is targeted to be completed by H1 2016, following which commissioning of the diamond plant will commence. The Gahcho Kué Diamond Mine, which is currently being constructed and targeted to be completed in early 2016 and ramp up to first production in September 2016 and commercial production by January 2017.

Procurement Progress

As at September 30, 2015 procurement is currently on target at 99%. During the third quarter ended September 30, 2015 with the 2015 winter ice road program complete and the various equipment and construction material at site, the focus is on the close-out of the various procurement packages and managing site contracts.

Since commencing construction in December 2013, materials, equipment and services totaling $741 million have, at September 30, 2015, been ordered and received at site, which represents approximately 72.7% of the total material, equipment and services costs for the construction of the Project.

Construction Progress

On April 1, 2014, De Beers, the Operator of the Gahcho Kué Diamond Mine signed an Engineering Procurement and Construction Management Services Agreement (“Hybrid EP”) with Hatch Ltd. to construct the mine.

At quarter end, overall project progress stands at 74% complete and remains on track for first production in H2 2016. Calendar 2015 construction activities represent approximately 67% of the total execution plan, with approximately 25% of work scheduled for early 2016. No lost time incidents were recorded for the nine months ended September 30, 2015.

A key construction milestone achieved during the quarter was the commencement of the principal concrete pour for the foundations of the process plant. Concrete pouring commenced during April 2015 and by the end of September 2015 approximately 11,500 cubic meters of structural concrete had been produced at site and poured. All concrete activities are now complete. At October 30, 2015 structural steel progress is 92.5% complete.

Measures are underway to ensure contractors meet their costs and schedules to minimize the risk of Project cost overruns. Construction of the 3 million tonnes per annum process plant facility represents the project’s critical path activity. The plant building is scheduled to be completed and heated during Q4 of 2015, allowing the final installation of equipment, cables and instrumentation from October 2015 through to May 2016. Production is scheduled to commence during the second half of 2016 with a four month ramp-up to commercial production by the end of January 2017. The project remains on schedule to achieve these milestones.

The project’s accommodation and administration facilities were completed during 2014 and temporary accommodation to accommodate the peak construction staff was completed in May 2015. The Camp occupancy was at 559 personnel at September 30, 2015 but went over 550 for a several days during the month. The Camp capacity for single occupancy is 478. Double-occupancy began in August and will likely continue through December 2015. The anticipated peak of 595 personnel is now projected through to December 2015.

Gahcho Kué Capital Cost Summary

At September 30, 2015, the Operator of the Gahcho Kué Diamond Mine had on a 100% basis issued purchase orders of $887 million of the approved budget. As mentioned above approximately $741 million of materials, equipment and services had been received leaving a balance of approximately $146 million of the remaining commitments to be received or incurred. Based on the approved budget, approximately $132 million remains uncommitted. These orders will be placed from October 2015 to completion.

Gahcho Kué Tuzo Deep Project

Following completion of the Tuzo Deep drill program in 2012, which was managed by De Beers, an updated National Instrument (NI) 43-101 resource estimate for Tuzo Deep (Table 4 below) was prepared by Mineral Services Canada Inc. This estimate incorporates information from geological data updates completed since the previous NI 43-101 Technical Report released in 2009. The 2009 resource estimate for Tuzo Deep is included for reference purposes.

Table 4

Pipe	Year	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
Tuzo Deep	2009	Inferred	1.5	3.5	6.2	175
Tuzo Deep	2013	Indicated	1.5	3.6	6.0	167
Tuzo Deep	2013	Inferred	3.7	8.9	14.4	161

Notes:

1) Mineral Resources are reported at a bottom cut-off of 1.0 mm

2) cpht = carats per hundred tonnes

3) Volume, tonnes, and carats are rounded to the nearest 100,000

4) Tuzo volumes and tonnes exclude 0.6Mt of a granite raft

Table 4 above reflects the updated Tuzo Deep mineral resource. There has been no change in the geological data for the Tuzo Upper, 5034 and Hearne kimberlites since the 2009 Technical Report.

Table 5 below incorporates the updated Tuzo Deep mineral resource estimate into the existing Gahcho Kué mineral resource estimate.

Table 5

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	6.6 3.7	15.8 8.9	20.8 14.4	132 161
Summary	Indicated Inferred	14.0 4.7	33.8 11.3	56.6 18.5	167 164

The updated Tuzo Deep resource estimate indicates an approximate 12% percent increase in the Gahcho Kué indicated resource from 30.2 million tonnes to 33.8 million tonnes and an approximate 90% increase in inferred resource from 6 million tonnes to 11.3 million tonnes. The diamond content of the indicated resource increased by approximately 12% from 50.5 million carats to 56.6 million carats and the diamond content of the inferred resource increased by approximately 80% from 10.3 million carats to 18.5 million carats. The reasons for these increases are the upgrading of the 300 to 360 meter zone in Tuzo from inferred resource to indicated resource and also the inclusion of the newly defined Tuzo inferred resource from a depth of 360 meters to 564 meters below surface, which was delineated during the 2011/12 Tuzo Deep drill program.

The Tuzo Deep resource update released in mid-2013 defined a resource at the Tuzo kimberlite to a depth of 560 meters, with the kimberlite remaining open to depth. A follow-up deep drilling program commenced in February 2014 to test the Tuzo kimberlite to a depth of at least 750 meters. On June 30, 2014, the Company announced the results of the 2014 Tuzo Deep drill program, which confirmed the continuation of kimberlite to a depth of more than 740 meters below surface. On March 4, 2015, the Company announced the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 below summarizes the diamond recovery results from the 2014 Tuzo Deep drill program.

Table 6 – Tuzo Deep Caustic Fusion Diamond Recovery Results

	Number and Weight of Diamonds According to Sieve Size Fraction (mm)
	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350	+3.350 -4.750	+4.750	Totals
Number of Diamonds	946	592	410	267	122	95	48	26	7	1	0	0	2,514
Weight (carats)	0.02	0.03	0.07	0.13	0.17	0.36	0.53	0.87	0.63	0.43	0.00	0.00	3.24

*Total sample weight 0.434 tonnes

*Total weight of recovered diamonds greater than 0.85mm: 2.46 carats

*Sample grade of diamonds greater than 0.85mm: 5.67 carats per tonne

Qualified Person

The Qualified Person for the updated Tuzo Deep estimate is Mr. Tom Nowicki, PhD, P Geo, a Mineral Services employee. The estimation and classification of the mineral resources conform to industry-best practices and meet the requirements of CIM (2005).

FINANCING TRANSACTIONS

Equity

On March 31, 2015, the Company announced the successful completion of a C$95 million rights offering (the “Offering”). A total of 135,204,550 rights were exercised for 23,761,783 common shares.

Under the terms of the Offering, every 5.69 Rights entitled the holder thereof to purchase one Common Share at a subscription price of $4.00 per Common Share. The subscription price of $4.00 per Common Share was equal to a discount of approximately 16% from the volume weighted average trading price of the common shares on the TSX for the 5 day period ending on February 17, 2015.

Mr. Dermot Desmond, an insider of the Company and principal owner of Bottin (International) Investments Ltd. (“Bottin”), provided a standby guarantee to the Company whereby he agreed to purchase any rights not otherwise subscribed for by shareholders. Mr. Desmond received a standby fee of 3%, which following shareholder approval at the Annual Special Meeting held on June 16, 2015 was settled through the issuance on June 25, 2015, 712,500 common shares of the Company.

Loan Facility

On April 2, 2015, the Company through its subsidiary, 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The Lenders hold security over the Company’s 49% of the Gahcho Kué Diamond Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule commencing on April 7, 2015 to March 31, 2017 to correspond with the projected construction period. When the Company reaches the earlier of commercial production or September 30, 2017, it will be subject to certain financial and insurance covenants. The Company would be subject to certain financial and insurance covenants in certain special scenarios including the event of default.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a Cost Overrun Reserve Account, which is restricted to fund potential cost overruns of the project, and use of this account must be approved by the lenders. A cost to complete shortfall would exist if available resources remaining under the Loan Facility are less than the projected costs to completion of the project. Such shortfall would represent a cost overrun. If the Lenders are satisfied that the cost overrun can be funded with amounts in the Cost Overrun Reserve Account then no event of default would have occurred, and the lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the Cost Overrun Reserve Account were insufficient to fund the project to completion, additional funding would be required and no amounts would be available to be drawn until such shortfall was remedied.

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the Gahcho Kué Diamond Mine, associated fees, operating costs during the build-up to commercial production, general and administrative costs, interest costs and repayment of $10 million of sunk costs, which becomes payable to De Beers on achievement of commercial production, targeted in January 2017. At November 13, 2015, the Company had drawn US$145 million against the US$370 million Loan Facility.

In the US$370 million Loan Facility is an amount of $10.9 million Canadian dollars, which on April 7, 2015 was provided for by the Lenders to take into account the negative movement of the Canadian dollar against various currencies and some other minor out-of-scope items.

The terms of the Loan Facility required the Company to arrange a US$75 million cost overrun facility or maintain funds in a restricted cost overrun account. On April 8, 2015 the Company deposited $93,345,000 into a restricted cost overrun account in 2435572 Ontario Inc. To date $451,087 has been used to fund some minor out-of-scope items approved by the Joint Venture Management Committee. As at September 30, 2015 interest totaling $427,354 has been earned in the restricted cost overrun account.

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. On July 10, 2015, the Company entered into additional foreign currency forward strip contracts from August 4, 2015 to February 1, 2017. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in the fair value of the IRS and foreign currency forward strip contracts are recognized in the Statement of Comprehensive Loss as gains or losses on derivatives.

Interest Rate Swap Contracts

The Company has entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The IRS is effective from April 9, 2015 and terminates on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

The table below provides a summary of the interest rate swap contracts outstanding as at September 30, 2015:

Period of Interest Rate Contracts	Notional Amount (USD)
October 1, 2015 to December 31, 2015	$117,703,789
January 1, 2016 to December 31, 2016	224,693,146
January 1, 2017 to December 1, 2017	277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.27131/US$1.

The table below provides a summary of currency contracts outstanding as at September 30, 2015:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
October 1, 2015 to December 31, 2015	$30,261,377	$1.2546	$24,120,733
January 1, 2016 to December 31, 2016	130,485,120	1.2544	104,024,890
January 1, 2017 to February 1, 2017	10,547,404	1.2447	8,473,595
	$171,293,901	$1.2538	$136,619,218

At September 30, 2015, the Company had US$127 million outstanding or the equivalent of $169,481,500 Canadian dollars from the Loan Facility. The loan is carried at amortized cost on the Statement of Financial Position. As at September 30, 2015, financing costs totaling $24,472,200 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility have been deferred. The loan has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at September 30, 2015 is $15,998,573 (December 31, 2014 - $2,570,914) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method.

Of the US$127 million drawn at September 30, 2015, US$101.1 million was used for capital related costs, US$25.3 million for costs listed below and the remainder of approximately US$0.6 million for funds held in restricted accounts discussed below.

•	US$13.4 million paid to the lenders for fees and various Agency roles;
•	US$4.1 million used to fund various legal, advisory fees and other financing and related expenses incurred to arrange the Loan Facility;
•	US$1.8 million used to fund general and administration costs;
•	US$6.0 million interest and commitment fees.

At September 30, 2015, the Company had US$555,066 in the restricted U.S. dollar proceeds account and $3,194,145 in the restricted Canadian dollar proceeds account. These amounts are restricted to the Project and related expenditure and may only be released on completion of utilization requests approved by the Facility Agent.

The following table shows the expected repayment schedule for the Loan Facility, assuming the entire US$370 million is drawn:

Year	Principal repayment
2017	US	$24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US	$370,000,000

The following table shows the expected repayment schedule in Canadian dollars on funds drawn to September 30, 2015:

September 30, 2015
2017	$33,083,704
2018	125,236,514
2019	11,161,282
Loan facility	$169,481,500

Results of operations

The expenditures directly attributable to the development of the Gahcho Kué Diamond Mine are capitalized. The total construction of the mine is budgeted to cost $1.019 billion (excludes exchange rate movement and out-of-scope purchases).

As mentioned above, management believes the Company has raised the necessary equity and debt to fund its share of the remaining construction costs of the Gahcho Kué Diamond Mine and does not expect to raise additional cash. The Company currently does not generate cash from operations.

FINANCIAL REVIEW

Three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014

For the three and nine months ended September 30, 2015, the Company recorded a net loss of $26,590,291 or $0.17 per share and $32,921,289 or $0.22 per share, compared to $965,881 net loss or $0.01 per share and $3,935,648 net loss or $0.04 per share for the three and nine months ended September 30, 2014. For the nine months ended September 30, 2015 stock based compensation of $1,403,927 were incurred, compared to $307,702 and derivative loss of $18,416,630 was incurred compared to $Nil for the same period in 2014.

Quarterly financial information for the past eight quarters is shown in Table 1.

SUMMARY OF QUARTERLY RESULTS

Table 1 - Quarterly Financial Data
		Three months ended
	September 30	June 30	March 31	December 31
	2015	2015	2015	2014
	$	$	$	$
Earnings and Cash Flow
Interest income	241,928	297,166	133,936	260,229
Operating expenses	(676,617)	(2,588,372)	(684,043)	(658,851)
Net loss for the period	(26,590,291)	(5,760,241)	(570,757)	(458,431)
Basic and diluted loss per share	(0.17)	(0.04)	(0.00)	(0.00)
Cash flow from operations	(369,311)	(1,586,871)	(695,435)	(4,387,710)
Cash flow from investing activities	(23,496,193)	(186,756,514)	12,127,757	(100,645,017)
Cash flow from financing activities	32,484,728	104,313,186	92,076,884	94,767,451
Balance Sheet
Total assets	553,299,200	510,358,416	409,428,267	300,994,512

		Three months ended
	September 30	June 30	March 31	December 31
	2014	2014	2014	2013
	$	$	$	$
Earnings and Cash Flow
Interest income	97,195	41,746	59,489	60,810
Operating expenses	(1,011,609)	(1,734,587)	(1,231,792)	(6,894,257)
Net income (loss) for the period	(965,881)	(1,743,911)	(1,225,856)	(6,839,466)
Basic and diluted earnings (loss) per share	(0.01)	(0.02)	(0.01)	(0.07)
Cash flow from operations	(1,061,639)	5,048,459	(8,457,794)	(17,625,994)
Cash flow from investing activities	(14,145,955)	(54,118,175)	4,184,666	(6,186,388)
Cash flow from financing activities	(50,172)	50,266,368	21,034,953	29,366,941
Balance Sheet
Total assets	200,818,322	185,200,584	153,622,916	110,367,203

COSTS AND EXPENSES

The costs and expenses for the three and nine months ended September 30, 2015 compared to the three and nine months ended September 30, 2014 are comparable except for the following:

Consulting fees

Consulting fees for the three and nine months ended September 30, 2015 were $207,359 and $2,396,305 compared to $217,720 and $998,121 for the same period in 2014. Included in these amounts for the three and nine months ended September 30, 2015 were $Nil and $1,403,927 compared to $Nil and $307,702 relating to stock based compensation for the same period in 2014. During 2014, the Directors were not granted stock options.

Exploration and evaluation expenses

Exploration and evaluation expenses for the three and nine months ended September 30, 2015 were ($12,187) and $25,538 compared to $427,250 and $1,688,142 for the same period in 2014. During 2015 this amount was over accrued by $12,187 resulting in the change during the quarter ended September 30, 2015. During 2014, drilling took place at Tuzo. During the nine months ended September 30, 2015, costs associated with core storage were incurred.

Office and administration

Office and administration expenses for the three and nine months ended September 30, 2015 were $149,732 and $366,336 compared to $103,204 and $256,383 for the same period in 2014. Insurance and other costs have increased during 2015.

Professional fees

Professional fees for the three and nine months ended September 30, 2015 were $94,349 and $369,260 compared to $91,956 and $305,014 for the same period in 2014. The increase from 2015 compared to 2014 relates to various legal and audit related matters.

Transfer agent and regulatory fees

Transfer agent and regulatory fees for the three and nine months ended September 30, 2015 were $69,287 and $345,179 compared to $60,225 and $189,994 for the same period in 2014. At the end of 2014, the Company listed on the NASDAQ which resulted in an increase in listing fees and additional fees relating to the amendment of the stock option plan.

Interest income

Interest income for the three and nine months ended September 30, 2015 was $241,928 and $673,030 compared to $97,195 and $198,430 for the same period in 2014. The increase in 2015 is as a result of a higher interest rate being obtained on a higher balance (cost overrun account of approximately $93 million) than in 2014.

Derivative loss

Derivative loss for the three and nine months ended September 30, 2015 was $15,620,586 and $18,416,630 compared to $Nil and $Nil for the same period in 2014. In 2015, foreign exchange and interest rate swap contracts were entered into on April 7, 2015 and on July 10, 2015 additional foreign exchange contracts were executed.

Foreign exchange loss

Foreign exchange loss for the three and nine months ended September 30, 2015 was $10,326,036 and $10,927,314 compared to $Nil and $Nil for the same period in 2014. The increase in 2015 is a result the translation of the Loan Facility and U.S. dollar cash balances at the spot rate at the quarter end.

INCOME AND RESOURCE TAXES

The Company is subject to income and mining taxes in Canada with the statutory income tax rate at 26.5%.

No deferred tax asset has been recorded in the financial statements as a result of the uncertainty associated with the ultimate realization of these tax assets.

The Company is subject to assessment by Canadian authorities, which may interpret tax legislation in a manner different from the Company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the Company makes provision for such items based on management’s best estimate of the final outcome of these matters.

FINANCIAL POSITION AND LIQUIDITY

The Company is in the process of developing the Gahcho Kué Diamond Mine in conjunction with De Beers. The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon the successful development and commissioning, and upon future profitable production and proceeds from disposition of the Company’s mineral properties. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date. As discussed above the Company has arranged the necessary equity and Loan Facility to fund its remaining share of the construction costs of the Gahcho Kué Diamond Mine and does not believe that it will require additional funding. The Company currently has no source of revenue.

Cash flow used in operating activities, including change in non-cash working capital for the nine months ended September 30, 2015 totalled $2.7 million, compared to $4.5 million for same period in 2014. The decrease in cash flow is a result of changes in non-cash operating working capital.

Investing activities resulted in cash outflows of $198.1 million for the nine months ended September 30, 2015, compared to $64.1 million for the same period in 2014. In both the nine months ended September 30, 2015 and 2014, the outflows include the purchase of equipment and the capitalization of expenditures directly related to the development of the Gahcho Kué Diamond Mine. Development activity has been increasing steadily since December 2013 when the Mackenzie Valley Land and Water Board approved a pioneer Land Use Permit for the Gahcho Kué Diamond Mine, which allowed land-based site works to commence. Cash flows used in investing activities include $97,256,147 in restricted cash, $177,939,486 in property and equipment and offset by $76,941,663 redemption of short-term investments. In 2014, $65,996,320 was used for property and equipment and the redemption of $1,715,482 in short-term investments.

Financing activities resulted in cash inflows of $228.9 million for nine months ended September 30, 2015, compared to $71.3 million for the same period during 2014. Cash flows from financing activities for the nine months ended September 30, 2015 relate to cash draws of US$127 million or $158.9 million Canadian dollar equivalent (foreign exchange contract rates and spot rates) from April 9, 2015 to September 30, 2015 from the Loan Facility, net of financing costs, and approximately $95 million from a Rights Offering whereby 23,761,783 shares were issued at a price of $4.00.

Comparatively, for the same period in 2014, the Company closed a bought-deal private placement and a non-brokered private placement for common shares for gross proceeds of $28,244,672. The Company issued 5,538,171 common shares at a price of $5.10 per share. Transaction costs in the amount of $1,058,942 were paid in relation to the bought-deal and non-brokered private placements and other share issuance costs of $150,775 were incurred in connection with the bought-deal and non-brokered private placements. On September 28, 2014, the Company closed a non-brokered private placement for common shares for gross proceeds of $45,525,140. The Company issued 9,105,028 common shares at a price of $5.00 per share. Transaction costs in the amount of $755,250 were incurred in relation to the non-brokered private placement which included 60,000 common shares at a price of $5.00 per share which were issued subsequent to the quarter end and other share issuance costs of $203,522 which were incurred in connection with the non-brokered private placement.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS RISKS

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of a loss associated with counterparty’s inability to fulfill its contractual payment obligations. The Company’s financial assets are primarily composed of cash and restricted cash. To mitigate exposure to credit risk, the Company has adopted strict investment policies, which prohibit any equity or money market investments. All of the Company’s cash and restricted cash are held with reputable financial institutions. The Company believes it has no significant credit risk.

Foreign currency risk

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the Gahcho Kué Diamond Mine will be in Canadian dollars, but funded through the U.S. dollar Loan Facility. The Company has entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent to the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The foreign currency forward strip contracts increase the exposure to financial risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollar.

As at September 30, 2015, the Company had cash and restricted cash, derivative liabilities and the Loan Facility that are in U.S. dollars.

Cash	$1,700,000
Restricted cash	700,000
Derivative liabilities	(18,400,000)
Loan facility	(169,500,000)
Total	$(185,500,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at September 30, 2015 would have resulted in an increase or decrease to net loss of approximately $18.55 million.

Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company has entered into interest rate swaps to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. As at September 30, 2015, the total Loan Facility drawn was US$127 million and interest rate swaps of US$95.7 million are currently in effect.

The Company does not account for the variable rate Loan Facility at fair value through profit or loss, therefore a change in interest rates at the reporting date would not affect profit or loss.

The Company accounts for the derivative contracts at fair value through profit or loss, therefore a change in interest rates at the reporting date would affect profit or loss.

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i)	Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a)	Impairment analysis – mineral properties

As required under IAS 36 – Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at September 30, 2015, no indicator of an impairment in the carrying value of its mineral properties had occurred.

ii)	Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

b)	Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

c)	Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)	Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

STANDARDS, AMENDMENTS AND INTERPRETATIONS TO EXISTING STANDARDS

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards that have been published but are not yet effective, and have not been adopted early by the Company are as follows:

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements along with timing of our adoption of IFRS 9.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to International Accounting Standard 16, Property, plant and equipment (“IAS 16”) and International Accounting Standard 38, Intangible assets (“IAS 38”). The amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. Management intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning January 1, 2016. The extent of the impact of adoption of the amendments to IAS 16 and IAS 38 have not yet been determined.

RELATED PARTY TRANSACTIONS

The Company’s related parties include the operator of the Gahcho Kué Diamond Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

None of the transactions with related parties incorporate special terms and conditions, and no guarantees were given or received. Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel and the Company’s directors, Dermot Desmond, Bottin, the operator of the Gahcho Kué Diamond Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Diamond Mine relate to the funding of the Company’s interest in the Gahcho Kué Diamond Mine for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company and reimbursement of expenses paid on behalf of Kennady Diamonds.

As discussed in Note 11, the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

The balances as at September 30, 2015 and December 31, 2014 were as follows:

	September 30,	December 31,
	2015	2014
Payable to the operator of the Gahcho Kué Diamond Mine	$1,809,585	$1,345,183
Payable to key management personnel	70,067	398,895

The transactions for the three and nine months ended September 30, 2015 and 2014 were as follows:

		Three months ended	Three months ended	Nine months ended	Nine months ended
		September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
The total of the transactions:
Mr. Dermot Desmond - Fee under Stand-by Agreement	11(ii)	$-	$-	$2,850,000	$-
Kennady Diamonds		22,500	22,500	67,500	45,000
Remuneration to key management personnel		229,310	252,846	2,351,361	1,126,882
Management fee charged by the operator of the Gahcho Kué Diamond Mine		1,371,682	775,191	5,278,002	2,653,662

The remuneration expense of directors and other members of key management personnel for the three and nine months ended September 30, 2015 and 2014 were as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Consulting fees, director fees, bonus and other short-term benefits	$229,310	$244,530	$947,434	$819,180
Share-based payments	-	8,316	1,403,927	307,702
	$229,310	$252,846	$2,351,361	$1,126,882

In accordance with IAS 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

CONTRACTUAL OBLIGATIONS

The Company has consulting agreements with the President and CEO and the VP Finance, CFO and Corporate Secretary for their services in these capacities.

The following table summarizes the contractual maturities of the Corporation’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year *	Years	Years	Years	Total
Operating lease obligations	$35,564	$154,111	$-	$-	$189,675
Gahcho Kué Diamond Mine commitments	48,743,304	22,387,480	-	-	71,130,784
Loan facility - Principal	-	158,320,218	11,161,282	-	169,481,500
Loan facility - Interest	3,001,400	31,206,300	205,100	-	34,412,800
Interest Rate Swap Contracts:
Outflows	569,132	5,640,556	779,379	(61,716)	6,927,351
Forward Exchange Contracts**:
(Inflows)	(30,261,377)	(141,032,524)	-	-	(171,293,901)
Outflows	32,189,118	150,129,228	-	-	182,318,346
	$54,277,141	$226,805,369	$12,145,761	$(61,716)	$293,166,555

* represents amounts from October 1, 2015 to December 31, 2015

**The foreign exchange contracts inflows and outflows have been signed with six of the seven lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

Other Management Discussion and Analysis Requirements

Risks

Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the mining industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

▪	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
▪	results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
▪	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
▪	the potential for delays in exploration activities or the completion of feasibility studies;
▪	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
▪	risks related to foreign exchange fluctuations and prices of diamonds;
▪	risks related to commodity price fluctuations;
▪	the uncertainty of profitability based upon the Company's history of losses;
▪	risks related to failure of its joint venture partner to obtain adequate financing on a timely basis and particularly given recent volatility in the global financial markets;
▪	development and production risks including and particularly risks for weather conducive to the building and use of the Tibbitt to Contwoyto Winter Road;
▪	risks related to environmental regulation, permitting and liability;
▪	risks related to legal challenges to construction and/or operating permits that are approved and/or issued;
▪	political and regulatory risks associated with mining, exploration and development;
▪	geological and technical conditions at the Company’s Gahcho Kué Diamond Mine being adequate to permit development;
▪	the ability to develop and operate the Company’s Gahcho Kué Diamond Mine on an economic basis and in accordance with applicable timelines;
▪	aboriginal rights and title;
▪	failure of plant, equipment, processes and transportation services to operate as anticipated;
▪	possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments, and other risks of the mining industry; and
▪	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Disclosure of Corporate Governance Practices

Amendments to National Instrument 58-101 Corporate Governance Disclosure adopted by the Ontario Securities Commission on December 31, 2014 provide for the disclosure of the following matters on an annual basis:

• policies regarding the representation of women on the board,

• the board’s or nominating committee’s consideration of the representation of women in the director identification and selection process,

• the Company’s consideration of the representation of women in executive officer positions when making executive officer appointments,

• targets regarding the representation of women on the board and in executive officer positions, and

• the number of women on the board and in executive officer positions.

The Company’s information circular dated May 21, 2015 for the annual special and general meeting of shareholders inadvertently did not include this disclosure.

Policies Regarding the Representation of Women on the Board

Disclose whether the Company has adopted a written policy relating to the identification and nomination of women Directors. If the Company has not adopted such a policy, disclose why it has not done so.

The Board has not adopted a written policy relating to the identification and nomination of women directors. The directors of the Corporation have a fiduciary duty to act in the best interests of the Corporation. As part of that duty, the Board believes that it should be able to select and nominate for election or appointment as directors those individuals who will best serve the interests of the Corporation, regardless of gender, race, creed or gender identity. The Board believes that implementing such a policy will potentially restrict the Board’s ability to select those individuals that will best serve the interests of the Corporation.

Consideration of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Company does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Company’s reasons for not doing so.

The Board considers the level of representation of women on the board in identifying and nominating candidates for the appointment or election to the Board. In identifying and nominating candidates for election or appointment to the Board, the Board considers various factors, including, but not limited to: (i) the individual merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the current composition of the Board; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the Company considers the level of representation of women in executive officer positions when making executive officer appointments. If the Company does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Company’s reasons for not doing so.

The Corporation considers the level of representation of women in executive officer positions when making executive officer appointments. In making executive officer appointments, the Corporation considers various factors, including, but not limited to: (i) the merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the composition of the executive officers; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

Company’s Targets Regarding the Representation of Women on the Board in Executive Officer Positions

Disclose whether the Company has adopted targets regarding women on the Company’s Board or in executive officer positions of the Company. If the Company has not adopted targets, disclose why it has not done so.

The Corporation has not adopted specific targets for gender or other dimensions of diversity at the Board or executive officer level due to the relatively small size of these groups. In addition, the Corporation believes that it is important that each appointment to the Board and at the executive officer level be made, and be perceived as being made, based on the merits of the individual and the needs of the Corporation at the relevant time. If specific targets were adopted based on specific criteria, including gender, race, creed or gender identity this could limit the Corporation’s ability to ensure that the overall composition of the Board and its team of executive officers meets the needs of the Corporation.

Number of Women on the Board and in Executive Officer Positions

Disclose the number and proportion (in percentage terms) of Directors on the Company’s Board who are women. Disclose the number and proportion (in percentage terms) of executive officers of the Company, including all major subsidiaries of the Company, who are women.

Currently, the Board does not have any Directors who are women (0%). The Company does not have any executive officers who are women (0%).

Disclosure of Outstanding Share Data

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the NASDAQ under the symbol MDM.

At November 13, 2015, there were 159,678,833 shares issued and 2,385,000 stock options outstanding. There were no warrants outstanding.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

Controls and Procedures

Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2014 under the supervision of the Company’s management. Based on results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since December 31, 2014 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s Internal Control Over Financial Reporting. Management has conducted an evaluation of internal control over financial reporting based on the framework established in “Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) as at December 31, 2014. There have not been any changes in the Company’s Internal Control Over Financial Reporting or in other factors that occurred during the quarter ended September 30, 2015, that has materially affected, or is reasonably likely to materially affect, the Company’s Internal Control Over Financial Reporting. The Company will be implementing the COSO 2013 framework for the period ended December 31, 2015.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking information may include, but is not limited to, statements with respect to the success of exploration activities, future mineral exploration, permitting time lines, requirements for additional capital, sources and uses of funds, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future remediation and reclamation activities, the timing of activities and the amount of estimated revenues and expenses.  Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of diamonds; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; delays or the inability to obtain necessary governmental permits or financing;  risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor or interruptions in production; failure of plant, equipment or processes to operate as anticipated; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, diamond price fluctuations; uncertain political and economic environments; changes in laws or policies, and other risks and uncertainties, including those described under Risk Factors. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” (or “contained carats”) in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans

President & CEO

November 13, 2015

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